
03054842

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number.	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . .	12.00

SEC FILE NUMBER
8 -23730

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2002 (MM/DD/YY) AND ENDING 3/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


SEC MAIL PROCESSING SECTION
JUN 0 2 2003
WASH, D.C.
188

NAME OF BROKER-DEALER:
BROOKEHILL CAPITAL PARTNERS LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 POST ROAD EAST
(No. and Street)

WESTPORT	CONNECTICUT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WALTER GROSSMAN (203) 293-1611
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAWRENCE E. KROOG
(Name - if individual, state last, first, middle name)

450 SEVENTH AVENUE,	NEW YORK	NEW YORK	10123
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410(3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, WALTER GROSSMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROOKEHILL CAPITAL PARTNERS, LTD., as of MARCH 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

LINDA M. NIZZA
Notary Public, State of New York
No. 01NI6008040
Qualified in Kings County
Commission Expires June 1, 2006

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Cash flows.
- [X] (e) Statement of Changes in Stoclkholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordingated to Claims or Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplement Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of the filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER		SEC FILE NO.	
		8-23730	[14]
Brookehill Capital Partners Ltd.	[13]	FIRM ID NO.	
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not use P.O. Box No.)		007966	[15]
		FOR PERIOD BEGINNING (MM/DD/YY)	
1221 Post Road East	[20]	04/01/02	[24]
		AND ENDING (MM/DD/YY)	
Westport [21] (City) — CT [22] (State) — 06880 [23] (Zip Code)		03/31/03	[25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code) - Telephone No.	
Walter Grossman	[30]	(203) 293-1611	[31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

Execution:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated this 22nd day of May 2003

Manual signatures of:

1) [signature]

Principal Executive Officer or Managing Partner

2) [signature]

Principal Financial Officer or Partner

3) ____________________

Principal Operations Officer of Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

LAWRENCE E. KROOG
CERTIFIED PUBLIC ACCOUNTANT
450 SEVENTH AVENUE
SUITE 1308
NEW YORK, NEW YORK 10123

(212 268-1476 FAX (212) 629-5825

Board of Directors
Brookehill Capital Partners Ltd.
Westport, Connecticut 06880

Gentlemen:

I have audited the accompanying balance sheet of Brookehill Capital Partners Ltd. (the "Company") as of March 31, 2003, and the related statements of income (loss), changes in ownership equity and cash flows for the fiscal year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brookehill Capital Partners Ltd. as of March 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of foming an opinion on the basic financial sttements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditiing procedures applied in the audit of the basic financial statements and , in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken a a whole.



May 22, 2003
New York, New York

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Lawrence E. Kroog [70]

ADDRESS Number and Street		City		State		Zip Code	
450 7th Avenue	71	NY	72	NY	73	10123	74

Check One

(xx) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Brookehill Capital Partners Ltd.** N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 03/31/03 [99]

SEC FILE NO. 8-23730 [98]

Consolidated [198]

Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 67,939	200			$ 67,939	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355	-	600	-	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	602,025	424				
E. Spot commodities		430			602,025	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	712,944	670	712,944	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	19,469	680	19,469	920
11. Other assets		535	36,140	735	36,140	930
12. TOTAL ASSETS	$ 669,964	540	$ 768,553	740	$ 1,438,517	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Brookehill Capital Partners Ltd.** as of 03/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115	$	1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value:				1360		1620
17. Acounts payable, accrued liabilities, expenses and other	43,382	1205		1385	43,382	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of........ $ [980]						
B. Securities borrowings, at market value:				1410		1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements						
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of........ $ [1010]				1420		1730
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 43,382	1230	$ -	1450	$ 43,382	1760

Ownership Equity

			Total	
21. Sole Proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common Stock			11,000	1792
C. Additional paid-in capital			2,484,500	1793
D. Retained earnings			(648,412)	1794
E. Total			1,847,088	1795
F. Less capital stock in treasury			(451,953)	1796
24. TOTAL OWNERSHIP EQUITY			$ 1,395,135	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 1,438,517	1810

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Brookehill Capital Partners Ltd** as of **03/31/03**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement og Financial Condition			$ 1,395,135	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			1,395,135	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 1,395,135	3530
6.	Deductions and/or charges				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 768,553	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other (deductions) and/or charges		3610	(768,553)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 626,582	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments		3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	37,809	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(37,809)	3740
10.	Net capital			$ 588,773	3750

OMIT PENNIES

Schedule II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Brookehill Capital Partners Ltd** as of **03/31/03**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Code
11.	Minmimum net capital required (6-2/3% of line 19)		$ 2,894	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)		$ 5,000	3760
14.	Excess net capital (line 10 less 13)		$ 583,773	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		$ 584,433	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description	Sub-amount	Amount	Code
16.	Total A.I. Liabilities from Statement fo Financial Condition		$ 43,382	3790
17.	Add:			
	A. Drafts for immediate credit	$ [3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
	C. Other unrecorded amounts (List)	$ [3820]	$	3830
19.	Total aggregate indebtedness		$ 43,382	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 7.368%	3850
21.	Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)		%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15 c3-3 prepared as of the date of the net capital computation includign both brokers or dealers and consolidated subsidiaries' debits		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimumdollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2%of aggregate debits if alternateive method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

Brookehill Capital Partners Ltd.

For the period (MMDDYY) from 04/01/02 [3932] to 03/31/03 [3933]

Number of months included in this statement 12 [3931]

Part A

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		-	3949
c. Total gain (loss)		-	3950
3. Gains or losses on firm securities investment accounts		(141,523)	3952
4. Profit (value is paid or credited			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		16,514	3995
9. **Total revenue**		$ (125,009)	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$ 91,811	4120
11. Other employee compensation and benefits		-	4115
12. Commissions paid to other broker dealers			4140
13. Interest expense		31	4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		3,052	4195
15. Other expenses		200,198	4100
16. Total expenses		$ 295,092	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (item 9 less 16)		$ (420,101)	4210
18. Provision for Federal income taxes (for parent only)		-	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (420,101)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

Brookehill Capital Partners Ltd.

For the period (MMDDYY) from 04/01/02 to 03/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 1,815,236	4240
A. Net income (loss)			(420,101)	4250
B. Additions (Includes non- conforming capital of	$ -	4262)	-	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From Item 1800)			$ 1,395,135	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

Schedule III

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Brookehill Capital Partners Ltd.** as of 03/31/03

Exemptive Provision Under Rule 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)	(1)--$2500 capital category as per Rule 15c3-1	4550
B. (k)	(2)(A)--"Special Account for the Exclusive Benefit of customers" maintained	4560
C. (k)	(2)(B)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm N/A 4335	4570
D. (k)	(3)--Exempted by order of the Commission	4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months abd accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

Brookehill Capital Partners Ltd.

Statement of Cash Flows
For the Year Ended March 31, 2003

NET INCOME/(LOSS)		$ (420,100)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Depreciation	870	
Increase in marketable securities	(602,025)	
Decrease in other investments	262,107	
Decrease in prepaid expenses	2,507	
Increase in accounts payable and accrued expenses	44,023	
Total adjustments		(292,518)
INCREASE/(DECREASE) IN CASH		(712,618)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		780,557
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 67,939

The accompanying notes are an integral part of the financial statements.

Brookehill Equities Inc.

Reconciliation of Net Capital

For the Twelve Months Ended March 31, 2003

Net Capital Per Unaudited Report		$ 594,185
Audit adjustments	(39,704)	
Decrease in non-allowable assets	34,292	
		(5,412)
Net Capital Per Audited Report		$ 588,773

The accompanying notes are an integral part of the financial statement.

Brookehill Capital Partners Ltd.

Notes to Financial Statements

March 31, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. GENERAL INFORMATION

Brookehill Capital Partners Ltd. ("Company") is registered as a broker dealer in securities under the Securities Exchange Act of 1934.

B. SECURITIES TRANSACTIONS

Purchases and sales of securities and the related commission revenue and expense are recorded on a trade date basis which is generally three business days before settlement

C. SECURITIES VALUATION

Trading and investment securities are stated at market value with related changes in unrealized appreciation or depreciation reflected in net earnings.

D. FIXED ASSETS

Fixed assets are recorded at cost and depreciated over their estimated useful lives; 5 years for computer and office equipment, 7 years for furniture and fixtures, and leasehold improvements of the remaining term of the lease at the time of acquisition.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule which provides for minimum standards of financial responsibility. These standards basically require that the Company maintain "net capital" as defined. The Company had previously elected to have all customer transactions cleared through another broker-dealer on a fully disclosed basis. In October, 1999 the Company applied for and received permission from the NASD to have its business be the effecting of private placements. It never has custody of customer assets, nor is it required to maintain a "Special Account for Exclusive Benefit of Customers." Accordingly, pursuant to paragraph (a)(2)(vi) of Rule 15c3-1, the Company is required to maintain a "net capital" of at least the greater $5,000 or 6 2/3% of aggregate indebtedness. At March 31, 2003 the Company had capital in excess of the required amount of $583,773.

Brookehill Capital Partners Ltd.

Notes to Financial Statements

March 31, 2003

NOTE 3 - OTHER ASSETS

In October, 1999, the Company acquired a membership interest in a private investment pool structured as a limited liability company (the LLC) in exchange for cash and marketable securities valued at $1,937,633. At March 31, 2003 the value of the interest adjusted for income and withdrawals is $712,944.

Additionally, the Company has purchased 5,200 shares of restricted NASD stock at a cost of $70,900, which is being carried at the lower of cost or market value of $36,140. Due to the restriction and its identification as an investment rather than as a stock purchased in the normal course of trading activities.it is listed with other assets and is completely non-allowable for net capital purposes.

NOTE 4 - INCOME TAXES

The Company has a current tax liability $5,411 consisting totally of various state and local liabilities. No deferred asset or liability exists because the Company has unrealized losses which may not be realized or utilized to reduce future liabilities. Additionally, the Company has a net operating loss carryforward of approximately $865,000

NOTE 5 - AVAILABILITY OF SECURITIES AND EXCHANGE COMMISSION REPORTS

A copy of the most recent annual report of the Company is available for examination at the principal office of the Company and the regional office of the Securities and Exchange Commission.